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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)*



                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


           CLASS A COMMON STOCK,                              518439 10 4
         PAR VALUE $.01 PER SHARE
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      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7


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NYFS11...:\90\44090\0009\2579\SCH1088U.52B

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CUSIP No.  518439 10 4                   13G               Page 2 of 8
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  1          NAME OF REPORTING PERSONS:           WILLIAM P. LAUDER



             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
             PERSONS:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                      (A) [_]
                                                                      (B) [X]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              1,573,785
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            3,898,267
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         1,573,785
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       3,898,267

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  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       5,472,052
             EACH REPORTING PERSON:

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES:*                                         N/A
                                                                      [-]
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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):      8.6%
                                                                  ** SEE ITEM 4
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  12         TYPE OF REPORTING PERSON:            IN
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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by William P. Lauder with a
                    business address of 767 Fifth Avenue, New York, New York
                    10153 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) As of December 31, 1997, the Reporting Person beneficially owned 5,472,052 shares of Class A Common Stock as follows:
                    (i) 1,573,785 shares of Class A Common Stock held directly by the Reporting Person; (ii) 1,565,428 shares of Class A Common Stock and 1,914,608 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as a co-trustee of The 1992 Leonard
                    A. Lauder Grantor Retained Annuity Trust (the "GRAT"); and
                    (iii) 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation. The Reporting Person disclaims beneficial ownership of the 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.

        (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 5,472,052 shares of Class A Common Stock, which would constitute 8.6% of the number of shares of Class A Common Stock outstanding.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,557,444 shares of Class A



                             Page 3 of 8 Pages

                    Common Stock and the 1,914,608 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 3.6% of the aggregate voting power of the Issuer.

        (c) The Reporting Person has sole voting and dispositive power with respect to the 1,573,785 shares of Class A Common Stock held directly by the Reporting Person. The Reporting Person shares voting power with Gary M. Lauder and dispositive power with Gary M. Lauder and Joel S. Ehrenkranz, as co-trustees of the GRAT, with respect to the 1,565,428 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned by the GRAT. The Reporting Person shares voting and dispositive power with respect to the 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Leonard A. Lauder, as grantor of the GRAT, Gary M. Lauder, as a co-trustee and beneficiary of the GRAT, and Joel S. Ehrenkranz, as a co-trustee of the GRAT, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,565,428 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned by the GRAT. The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 418,231 shares of Class A Common Stock owned by The Lauder Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.



                             Page 4 of 8 Pages

ITEM 10. CERTIFICATION

        Not Applicable.








                             Page 5 of 8 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 5, 1998                        /s/ William P. Lauder
                                              ---------------------
                                              William P. Lauder








                             Page 6 of 8 Pages

                                EXHIBIT INDEX


Exhibit A         --         List of Parties to the Stockholders' Agreement








                             Page 7 of 8 Pages